August 17, 2004

                      Symbol: OTCBB-STNYF

FOR IMMEDIATE RELEASE

STREAM ANNOUNCES NAME CHANGE

Stream Communications Network Inc is pleased to announce that it has changed its name from Stream Communications Network Inc. to STREAM COMMUNICATIONS NETWORK AND MEDIA INC. (“Stream” or the “Company”). The Company has recently created a media content distribution division in its office in Krakow, Poland and the name change reflects the Company’s expansion into that sector.

 The Company will inform its shareholders in the near future of its plan and goals in the area of media distribution in Central Europe.

“Our Company is entering an exciting sector which, with our expertise in the Region and in the sector, combined with the existing media content demand, will provide additional revenue stream and an opportunity for the Company to expand and grow.  It is important for Stream to have both distribution through subscriber growth and quality content to maintain our competitive advantage in the Polish cable market; said Stan Lis, President & CEO.“

Further to the name change, Stream wishes to inform its shareholders that, old shares of the Company will be cancelled and new shares will be issued within 30 days from the effective date, to be announced shortly. The Company encourages all shareholders to exchange the shares before the due date. The Company has also changed its CUSIP number to 86323N108. The old CUSIP number of 86323Q101 will be no longer valid and shares with that CUSIP number will not be tradable.

Computershare Trust Company the Company’s transfer agent, will mail to each Registered Company Shareholder a Letter of Transmittal and Acceptance Form and a covering letter, by first class mail to the address of the Registered Shareholder, as it appears on the Register of Holders on the Effective Date. Below is the outline of the steps necessary to have new shares issued:

1.

following industry standard practices, prevailing legislation and the instructions to the Letter of Transmittal and Acceptance Form; ensure that each Share Certificate submitted for exchange has been properly deposited by ensuring any signatures, guarantees or ancillary documentation is provided in proper order to support the Shareholder's request for exchange, as required;

2.

cancel such Share Certificates properly presented;

3.

upon receipt of the Share Certificates, Letter of Transmittal and Acceptance Form from the Registered Shareholders, Certificates are issued for the "New Company" Shares on the basis described above for all share certificates properly presented and validly submitted for exchange;

Please note the above procedure is for Registered Shareholders only.  The Company name change and procedure for Beneficial Shareholders (shares held by a Brokerage house or Institution) will be completed by the Brokerage House or Institution holding the shares.  If there is any further questions about this procedure please call the office for instructions at the number listed below.

ABOUT STREAM

Stream is a broadband cable company and offers CATV, high-speed Internet, VoIP services, and media content in the densely populated market in Southern Poland (11.5 million inhabitants and 3.2 million TV homes).  Stream is one of the principal consolidators of cable TV in that region and intends to become a leading CATV operator and Internet provider in Southern Poland.  Established in 1995, Stream has offices in Vancouver and Krakow, and is listed on the OTCBB, trading symbol STNYF.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe Stream's future plans, objectives or goals, including words to the effect that Stream or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

For further information, please contact:  Michael Young, Investor Relations tel. 604-669-2826, toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com   website: www.streamcn.com